Michael Page

INTERNATIONAL

Management Accounts, 8 Bath Road, Slough SL1 3SA Tel: 01753 826800 Fax: 01753 849380
e-mail: uk.accounts@michaelpage.com

13 October 2003 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA


03032714

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Axa SA
2. Third quarter trading update
3. Substantial shareholders notification – FMR Corp
4. Substantial shareholders notification – Fidelity

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

Full Text Announcement



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:45 9 Oct 2003
Number	7385Q

RNS Number:7385Q
Michael Page International PLC
9 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

NOT STATED

8) Percentage of issued Class

0.08%

9) Class of security

ORDINARY SHARES

10) Date of transaction

7/10/03

11) Date company informed

9/10/03

12) Total holding following this notification

49,687,813

13) Total percentage holding of issued class following this notification

13.66%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01753-849334

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 9/10/2003

To: Michael Page International plc
Dated: 8 October 2003

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 ("THE ACT")

Michael Page International plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 49,687,813 ord GBP 0.01 shares in the 363,662,799 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 43,413,052 shares (11.94%), and a non-beneficial interest of 6,274,761 shares (1.73%).

The identity of each registered holder of the shares to which this notice relates, so far as as known to AXA Investment Managers UK Ltd, as at 07/10/03, is as per the Appendix below.

This notification of change is due to a decrease in the beneficial interest holding from 12.02% to 11.94%.

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
Michael Page International plc aid GBP 0.01 shares

Total number of shares held as at 07/10/03 was 49,687,813 the breakdown of which is set out below:

Name of the Company /Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Extra Income Fund (Non-Beneficial)	35,000	Trustees of AXA UK Investment Co ICVC Extra Income Fund
AXA UK Investment Co ICVC UK Tracker Fund (Non-Beneficial)	17,325	Trustees of AXA UK Investment Co ICVC UK Tracker Fund
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	100,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund (Non-Beneficial)	3,400,000	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund
AXA World Funds UK Equity Income Fund (Non-Beneficial)	12,000	Trustees of AXA World Funds
Sun Life Nominees Ltd A/c 18	124,460	Trustees of the WABCO Automotive UK Pensions Sche
Sun Life Nominees Ltd A/c 20 (Non -Beneficial)	61,648	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	116,715	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	18,900	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	32,853	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	1,720,860	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	29,130	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,200,000	Sun Life Pensions Management Ltd

Sun Life Pensions Management Ltd A/c X (Beneficial)	9,075,139	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	66,467	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	76,044	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	81,504	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	80,058	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	74,421	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	59,899	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	54,434	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	10,379,606	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	17,128,041	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA UK Group Pension Scheme	2,356,080	AXA UK Group Pension Scheme Equity Fund

		Holding as % of issued Capita
Total Beneficial Interest	43,413,052	11.94
Total Non-Beneficial Interest	6,274,761	1.73
Total	49,687,813	13.66%

From: AXA Investment Managers

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Update
Released	07:00 7 Oct 2003
Number	5883Q

7 October 2003

THIRD QUARTER TRADING UPDATE AND CHANGE OF NON EXECUTIVE DIRECTORATE

Trading Update

Michael Page International plc the professional recruitment consultancy announces third quarter revenue (gross profit) of £45.0m (Q3 2002: £47.8m), (Q2 2003: £45.0m).

Commenting, Terry Benson, Chief Executive of Michael Page said:

"We are very pleased to have matched 2Q revenues in the third quarter. Our businesses in the UK, Asia Pacific and the Americas have all performed well in recent weeks whilst trading conditions in Continental Europe continue to be difficult. Tight cost control continues to be a key focus, and assuming no material deterioration in market conditions, we are likely to exceed the current consensus of analysts` earnings estimates for the year ending 31st December 2003."

Non Executive Directorate

Effective 7th October 2003 the company also announces the resignation from the board of non-executive director Martin Stewart. We thank Martin for his contribution to Michael Page, and are pleased to announce the appointment of Robert Lourey as a non-executive director. Robert is currently Group Human Resources Director of The BOC Group.

It is confirmed, pursuant to the Listing Rules, that Mr Robert Lourey does not have any disclosure to be made under paragraph 6.F.2 (b) to (g), inclusive, of the Listing Rules.

Enquiries:

Terry Benson	Chief Executive	Michael Page International PLC	020 7269 2205
Stephen Puckett	Group Finance Director	Michael Page International PLC	020 7269 2205
David Yates/Richard Mountain		Financial Dynamics	020 7269 7291

END

Company website



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	07:00 3 Oct 2003
Number	4900Q

RNS Number:4900Q
Michael Page International PLC
2 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP & SUBSIDIARIES FIDELITY INTERNATIONAL LIMITED & SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

2 711 263

6) Percentage of issued Class
0.74%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

30 SEP 03

11) Date company informed

02 OCT 03

12) Total holding following this notification

33 644 697

13) Total percentage holding of issued class following this notification

9.25%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01753 849 334

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....2 OCTOBER 2003..................

Amendment #5

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds.
(See Schedule A for listing of Registered Shareholders and their holdings.)

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC — Amendment No 1

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	810,657	FMRCO	HSBC
	9,039,175	FISL	Clydesdale Bank (Head Office) Nominees Limited
	597,119	FPM	HSBC
	976,775	FPM	Chase Nominees Ltd
	278,472	FPM	Northern Trust
	756,643	FPM	Bankers Trust
	289,300	FPM	Citibank
	237,000	FPM	Bank of New York London
	9,775,234	FIL	HSBC Client Holdings Nominee (UK) Limited
	835,976	FIL	Chase Manhattan Bank London
	1,395,116	FIL	Bank of New York London
	486,574	FIL	Bank of New York Brussels
	1,131,182	FIL	Northern Trust
	601,921	FIL	State Street Bank & Trust
	1,174,904	FIL	JP Morgan
	1,341,114	FIL	Nortrust Nominees Ltd
	232,798	FIL	Chase Manhattan Bank London
	679,059	FIL	JP Morgan
	409,400	FIL	State Street Nominees Ltd
	583,900	FIL	Morgan Stanley
	2,012,378	FIL	Chase Nominees Ltd

TOTAL ORDINARY SHARES: 33,644,697

CURRENT OWNERSHIP PERCENTAGE: 9.25%

SHARES IN ISSUE: 363,912,800

CHANGE IN HOLDINGS SINCE
LAST FILING: +2,711,263 ordinary shares

END

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Full Text Announcement



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:02 25 Sep 2003
Number	1941Q

RNS Number:1941Q
Michael Page International PLC
25 September 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

5,321,195

6) Percentage of issued class

1.46%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

23/9/03

11) Date company informed

25/9/03

12) Total holding following this notification

30,933,434

13) Total percentage holding of issued class following this notification

8.51%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

DAVID WISE

Date of Notification

25/9/2003

Letter to Michael Page International Plc
Dated 23 September 2003

Amendment #4

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings.)

Fidelity International Limited (FIL)
P.O. BOX HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

SECURITY: Michael Page International Plc Amendment # 4

SHARES HELD (Ordinary Shares)	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
522,548	FMRCO	HSBC
8,580,852	FISL	Clydesdale Bank (Head Office) Nominees Limited
558,174	FPM	HSBC
976,775	FPM	Chase Nominees Ltd
278,472	FPM	Northern Trust
756,643	FPM	Bankers Trust
235,967	FPM	Citibank
237,000	FPM	Bank of New York London
9,775,234	FIL	HSBC Client Holdings Nominee (UK) Limited
680,858	FIL	Chase Manhattan Bank London
1,134,129	FIL	Bank of New York London
355,377	FIL	Bank of New York Brussels
888,563	FIL	Northern Trust
357,973	FIL	State Street Bank & Trust
1,174,904	FIL	JP Morgan
1,069,329	FIL	Nortrust Nominees Ltd
153,252	FIL	Chase Manhattan Bank London
474,948	FIL	JP Morgan
281,766	FIL	State Street Nominees Ltd
428,292	FIL	Morgan Stanley

2,012,378 FIL Chase Nominees Ltd

TOTAL ORDINARY
SHARES: 30,933,434

CURRENT OWNERSHIP
PERCENTAGE: 8.50%

SHARES IN
ISSUE: 363,912,800

Change in holdings since
last filing: +5,321,195 ordinary shares

Letter from Fidelity Management & Research Company

END